EXHIBIT 21.01

GENELABS TECHNOLOGIES, INC.

LIST OF REGISTRANT’S SIGNIFICANT SUBSIDIARIES

		Percent Owned
	State or	by Genelabs
	Country of	Technologies,
Name	Organization	Inc.
Accelerated Clinical Research Organization, Inc.	Delaware	100%
Genelabs Asia Pte. Ltd.	Singapore	100%*
Genelabs Diagnostic, Inc.	Delaware	100%
Genelabs Diagnostics Pte. Ltd.	Singapore	100%**
Genelabs Europe B.V.	Netherlands	100%

*	Wholly-owned by Genelabs Diagnostic, Inc.

**	Wholly-owned by Genelabs Asia Pte. Ltd.